UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether  by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Santiago, July 4, 2011

Mr. Fernando Coloma Correa
Commissioner
Securities and Insurance Commission

Re:  Supplement to Disclosure – Purchase of Aircraft in the Airbus A320 NEO Family

Dear Commissioner:

As requested in your Ordinary Official Letter No. 17837 of July 1, 2011 and pursuant to articles 9 and 10 of Securities Market Law 18,045 and General Rule No. 30, under due authorization by the Board of Directors of Lan Airlines S.A. (“LAN”), Securities Registration No. 306, I hereby supplement the information provided in the Disclosure on June 22, 2011, regarding signature by LAN Airlines S.A. of a purchase agreement with Airbus S.A.S. for the acquisition of twenty (20) new Airbus aircraft from the A320 NEO family, appraised at a value of approximately US$1.7 billion, according to its price list, deliverable between 2017 and 2018.

Please be advised in regard to such purchase that on this date, it is not possible to determine how the purchase will be financed.  It has been our usual practice to begin the process to secure funding for a certain purchase closer to the date when the funding will be required.  When the time comes, LAN will make the decision on the mechanism to be used based on the alternatives available on the market.

Very cordially yours,

Alejandro de la Fuente Goic
Chief Financial Officer
Lan Airlines S.A.

cc:	Santiago Stock Exchange Electronic Exchange of Chile Valparaiso Securities Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2011

LAN AIRLINES S.A.

By:	/s/ Cristian Toro Cañas
	Name:	Cristian Toro Cañas
	Title:	Senior Vice President and General Counsel